Filed by Charter Communications Holding Company, LLC
Pursuant to Rule 425 under the Securities Act of 1933
Subject Corporation: Charter Communications, Inc.
Registration No.: 333-145766

NEWS

We have filed a registration statement on Form S-4 (including the prospectus contained therein) with the Securities and Exchange Commission (SEC) for the issuance of securities to which this communication relates. Before you tender the subject securities or otherwise make any investment decision with respect to the subject securities or the securities being offered, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about Charter Communications, Inc. and its subsidiaries. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by contacting Charter's Investor Relations department at Charter Plaza, 12405 Powerscourt Drive, St. Louis, Missouri 63131, telephone number (314) 965-0555.

FOR RELEASE: 6:00AM CT, Wednesday, August 29, 2007

Charter Communications Announces Exchange Offer for up to $309 Million Principal Amount of 5.875% Convertible Senior Notes Due 2009

    ST. LOUIS, MO– Charter Communications, Inc. (Nasdaq: CHTR) (“Charter” or the “Company”) announced today that it has filed a registration statement on Form S-4 with the SEC relating to a proposed exchange offer (“Exchange Offer”) by Charter Communications Holding Company, LLC (“Charter Holdco”) for up to $309 million of the $413 million principal amount outstanding 5.875% Convertible Senior Notes due 2009 (“Existing Convertible Notes”). The purpose of the Exchange Offer is to extend Charter’s debt maturities.

    Charter Holdco is offering up to $595 million principal amount of new 7.00% Convertible Senior Notes due 2027 (“New Convertible Notes”) in exchange for up to $309 million aggregate principal amount of Existing Convertible Notes. The Exchange Offer is valid for Existing Convertible Notes tendered for exchange and not validly withdrawn on or prior to September 26, 2007 (the “Expiration Date”).

    The exchange consideration for the Existing Convertible Notes will be determined based on the average of the volume-weighted daily price of Charter’s Class A common stock for the ten consecutive trading days ending (and including) September 24, 2007 (“10-day VWAP”) and will be in the form of New Convertible Notes. The amount of New Convertible Notes to be issued per Existing Convertible Notes will vary based on the 10-day VWAP and will range from approximately $1,111 to $1,924 per $1,000 principal amount of Existing Convertible Notes, as set forth in the following table. If the 10-day VWAP is between two stock prices on the table, the amount of New Convertible Notes to be issued per Existing Convertible Note will be determined by straight-line interpolation between the amounts set forth for the higher and lower stock prices.

Average Price of Charter’s Class A Common Stock	Principal Amount of New Convertible Notes to be Issued per $1,000 Principal Amount of Existing Convertible Notes Tendered	Conversion Price	Number of Shares Initially Underlying each $1,000 Principal Amount of New Convertible Notes (the Conversion Rate)
$2.00	$1,110.62	$2.80	357.1429
$2.20	$1,173.25	$3.08	324.6753
$2.40	$1,239.65	$3.36	297.6190
$2.60	$1,309.13	$3.64	274.7253
$2.80	$1,381.10	$3.92	255.1020
$3.00	$1,451.68	$4.20	238.0952
$3.20	$1,521.73	$4.48	223.2143
$3.40	$1,592.26	$4.76	210.0840
$3.60	$1,662.60	$5.04	198.4127
$3.80	$1,733.33	$5.32	187.9699
$4.00	$1,802.82	$5.60	178.5714
$4.20	$1,872.80	$5.88	170.0680
$4.35	$1,923.50	$6.09	164.2036

    New Convertible Notes will be issued only in minimum denominations of $1,000 and integral multiples of $1,000. In addition to the exchange consideration, Charter Holdco will pay accrued interest on the Existing Convertible Notes from and including May 16, 2007, the last interest payment date, up to, but not including, the settlement date of the exchange offer.

    The New Convertible Notes will have a coupon of 7.00%, an initial conversion rate based on a 40% premium to the 10-day VWAP, and a 2027 maturity, subject to the repurchase option of the holders. The New Convertible Notes provide the holders with the right to require Charter to repurchase some or all of the New Convertible Notes for cash on October 1, 2012, 2017 and 2022 at a repurchase price equal to the principal amount plus accrued interest. Additional terms of the Exchange Offer and the New Convertible Notes are provided in the Form S-4 filed today with the SEC.

    The Exchange Offer is conditional upon the 10-day VWAP being between $2.00 and $4.35. The Convertible Exchange Offer is also conditioned on a minimum of $75 million of Existing Convertible Notes being tendered. Charter Holdco will accept for exchange a “Maximum Amount” of $309 million, or 75% of the total outstanding principal amount of Existing Convertible Notes. As a result, if more than the Maximum Amount of Existing Convertible Notes is validly tendered and not validly withdrawn, Charter Holdco will accept Existing Convertible Notes from each holder pro rata, based on the total principal amount of Existing Convertible Notes validly tendered and not validly withdrawn.

    Subject to applicable securities laws and the terms set forth in this Convertible Exchange Offer, Charter Holdco reserves the right to amend the Convertible Exchange Offer in any respect.

    The Convertible Exchange Offer will expire at 11:59 PM Eastern Daylight Time on September 26, 2007, unless extended or earlier terminated. A registration statement relating to the Convertible Exchange Offer is being filed today with the SEC but will not be effective upon filing. The New Convertible Notes may not be issued, nor may the Convertible Exchange Offer be accepted, prior to the time the registration statement becomes effective.

    The Offer Documents will be made available to all holders of the Existing Convertible Notes. Copies of the prospectus and related letter of transmittal may be obtained from Global Bondholder Services Corporation, the information agent for the Exchange Offer, at (866) 470-3700 (U.S. Toll-free) or (212) 430-3774. The Dealer Managers for the Exchange Offer are Citigroup Global Markets Inc. and Morgan Stanley. For additional information, you may contact the Citigroup Special Equity Transactions Group at (877) 531-8365 (U.S. Toll-free) or (212) 723-7406 or the Morgan Stanley Liability Management Group at (800) 624-1808 (U.S. Toll-free) or (212) 761-5384. The Offer Documents will also be available free of charge at the SEC’s website at www.sec.gov.

    This press release is neither an offer to sell nor a solicitation of an offer to buy any securities. There shall not be any sale of the New Convertible Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of such jurisdiction.

About Charter Communications

Charter Communications, Inc. is a leading broadband communications company and the third-largest publicly traded cable operator in the United States. Charter provides a full range of advanced broadband services, including Charter Digital® video entertainment programming, Charter High-Speed® Internet access, and Charter Telephone®. Charter Business™ similarly provides scalable, tailored and cost-effective broadband communications solutions to business organizations, such as business-to-business Internet access, data networking, video and music entertainment services and business telephone. Charter’s advertising sales and production services are sold under the Charter Media® brand. More information about Charter can be found at www.charter.com.

Contact:

Media:
Anita Lamont
(314) 543-2215

Analysts:
Mary Jo Moehle
(314) 543-2397

Cautionary Statement Regarding Forward-Looking Statements:

This release includes forward-looking statements regarding, among other things, our plans, strategies and prospects, both business and financial. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions including, without limitation, the factors described under “Risk Factors” from time to time in our filings with the Securities and Exchange Commission (“SEC”). Many of the forward-looking statements contained in this quarterly report may be identified by the use of forward-looking words such as "believe," "expect," "anticipate," "should," "planned," "will," "may," "intend," "estimated," "aim," "on track," "target," "opportunity" and "potential," among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this release are set forth in reports or documents that we file from time to time with the SEC, and include, but are not limited to:

•
the availability, in general, of funds to meet interest payment obligations under our debt and to fund our operations and necessary capital expenditures, either through cash flows from operating activities, further borrowings or other sources and, in particular, our ability to be able to provide under the applicable debt instruments such funds (by dividend, investment or otherwise) to the applicable obligor of such debt;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which could trigger a default of our other obligations under cross-default provisions;

•
our ability to pay or refinance debt prior to or when it becomes due and/or refinance that debt through new issuances, exchange offers or otherwise, including restructuring our balance sheet and leverage position;

•	competition from other distributors, including incumbent telephone companies, direct broadcast satellite operators, wireless broadband providers and DSL providers;

•
difficulties in introducing and operating our telephone services, such as our ability to adequately meet customer expectations for the reliability of voice services, and our ability to adequately meet demand for installations and customer service;

•
our ability to sustain and grow revenues and cash flows from operating activities by offering video, high-speed Internet, telephone and other services, and to maintain and grow our customer base, particularly in the face of increasingly aggressive competition;

•	our ability to obtain programming at reasonable prices or to adequately raise prices to offset the effects of higher programming costs;

•	general business conditions, economic uncertainty or slowdown; and

•	the effects of governmental regulation, including but not limited to local and state franchise authorities, on our business.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. We are under no duty or obligation to update any of the forward-looking statements after the date of this release.

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